HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

The following discussion is management's assessment and analysis of the results of operations, cash flows and financial condition of HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company") on a consolidated basis for the three months ended June 30, 2021, and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes for the three months ended June 30, 2021. These documents and additional information regarding the business of the Company are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, and the Company's website at www.hiveblockchain.com. The preparation of financial data is in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all figures are reported in United States dollars unless otherwise indicated.

This Management's Discussion & Analysis contains information up to and including October 1, 2021.

BUSINESS OVERVIEW

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX Venture Exchange ("TSXV") and Nasdaq's Capital Markets Exchange ("NASDAQ") listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins. HIVE's cryptocurrency mining operations are all powered by green energy, either renewable hydroelectricity or geothermal energy, with the major data centres being: 1) A Bitcoin mining operation at a leased facility in Quebec, Canada, currently equipped with approximately 4,800 new generation ASIC mining rigs with an aggregate operating hash rate of approximately 495 petahashes per second (PH/s), utilizing approximately 27 megawatts (MW) power but with available power capacity of 30 MW.; 2) A Bitcoin mining operation at an owned facility in New Brunswick, Canada, currently equipped with approximately 7,400 new generation ASIC mining rigs with an aggregate operating hash rate of approximately 600 PH/s, utilizing approximately 23 MW power but with available power capacity of 30 MW.; 3) In Sweden, a leased facility equipped with approximately 13,900 custom and efficient GPU rigs with an aggregate operating hash rate of approximately 3,300 gigahashes per second (GH/s) currently mining Ethereum and utilizing approximately 17 MW power; and, 4) In Iceland, a leased facility equipped with approximately 2,600 custom and efficient GPU rigs with an aggregate operating hash rate of approximately 550 GH/s currently mining Ethereum and Ethereum Classic while utilizing approximately 3.5 MW power.  Except for the hosting that is being done in New Brunswick, all the mining power is being utilized by HIVE for self-mining.  These operations provide shareholders with exposure to the operating margins of digital currency mining which the Company believes is currently the most profitable application of the Company's computing power.

The Company recognizes revenue from the provision of transaction verification services, known as 'cryptocurrency mining', for which the Company receives digital currencies and records them at their fair value on the date received.

Q1 Quarterly Highlights- June 30, 2021

  Generated revenue from digital currency mining of $37.2 million, with a gross mining margin1  of $31.0 million
  Mined 225 Bitcoin and over 9,700 Ethereum during the three-month period ended June 30, 2021
  Earned net income of $18.5 million for the period
  Working capital increased by $19.4 million during the three-month period ended June 30, 2021
  Digital currency assets of $82.2 million, as at June 30, 2021

________________________________
1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well as on the NASDAQ under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under HBF. The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

DEFINED TERMS

ASIC:

An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer.  In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.

Bitcoin or BTC

Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain

A Blockchain is an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.

Ether or ETH or Ethereum:

Ether, ETH or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications. Ethereum, ETH and Ether are used interchangeably to refer to the cryptocurrency.

Ethereum Classic:	Ethereum Classic refers to the native token of the Ethereum Classic Network.
GPU:	A GPU or Graphics Processing Unit, is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithms.
Hashrate:	Hashrate is a measure of mining power whereby the expected revenue from mining is directly proportional to a miner's hashrate normalized by the total hashrate of the network.
Mining:

Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.

Network Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof of Work:

Under proof of work consensus miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network.  The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.

Proof of Stake

Under proof of stake consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.

Revaluation of Digital Currencies:	Refers to the recognition of fair value adjustments to digital currency holdings based on available market prices at a point in time.
SHA-256:

SHA-256 is a cryptographic Hash Algorithm.  A cryptographic hash is a kind of 'signature' for a text or a data file.  SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text.  The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

OUTLOOK

Operations

The Company has been continuing to utilize cash flows generated from its Ethereum mining operations to upgrade and expand its Ethereum mining equipment and to support the scaling up of its recently acquired Bitcoin mining operation in Canada.

COVID-19 and Upgrade Program

As it relates to the continuing impact from the COVID-19 virus, through the past year HIVE has enacted various measures to protect its employees and partners and prevent disruption to operations because of COVID-19, in alignment with local governments as well as national and international agency recommendations. These include ceasing non-essential travel and having employees work remotely.  The Company has reduced staff on site at its locations through aggressive work at home policies; however, the Company has been able to maintain full uptime of its cryptocurrency mining operations and its data centres and its supply chain continues to operate with only minimal disruption. The Company operates with a lean administrative structure and has few employees, as cryptocurrency mining is not a human capital-intensive industry. The Company's data centres are in sparsely populated areas near the Arctic Circle in Europe, in rural Quebec and New Brunswick.  Most operations management can be accomplished remotely, and any necessary equipment maintenance can be achieved by minimal staff utilizing personal protective equipment and maintaining physical distancing.  However, the Company continues to be at risk of operational inefficiencies directly related to COVID-19 because of difficulties in the mobility of the Company's technical employees within Europe.  These mobility issues have alleviated somewhat but continue to be present.  The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and emerging variants and its effect on the broader global economy may have a significant negative effect on the Company.  While the precise impact of the COVID-19 virus on the Company remains unknown, the rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE has undertaken a program to upgrade and expand its GPU equipment to maintain its Ethereum mining industry footprint.  HIVE had intended to complete this project by the end of calendar 2020, however the negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges including increased shipping costs and obtaining equipment from China on a timely basis, which has extended this project into calendar 2021.  Additionally, the Company faces uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.  These continuing challenges are not just impacting our operations but are impacting all industries with one of the most vocal being the auto industry who because of a lack of semiconductors and microchips have had to cut back on car and truck production.  In addition, the cost of air and sea freight have surged over 100%.  The chip shortage, high shipping costs, and challenging logistical processes are a global effect associated with the COVID-19 pandemic.

Even though the COVID-19 pandemic affects have negatively impacted HIVE, we were resilient and committed to successfully complete 2 major acquisitions, and even with the global supply chain delays experienced we have been able to expand our footprint in Canada for green and clean coins.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

Ethereum Mining Industry Revenues of U.S. dollars per Day for each 1 Megahash per second of computing power;

September 1, 2020 - September 28, 2021

Source: bitinfocharts.com

  Bitcoin market conditions for miners during Summer 2021 were similar to the strongly favourable conditions from February to May 2021, where $/TH/day revenues were between 25 to 45 CAD cents.  This is a result of the large decrease in Difficulty, as a large amount of the Bitcoin network hashrate came offline (with China banning cryptomining). While Bitcoin prices have corrected to the low to mid $40,000 USD range in the past 2 weeks of September 2021, mining profitability has still maintained in the 30 cent range. Still favourable, and while not as high as the peaks earlier this year, still current mining economics are still strong on a historical basis (comparing the last 3 years), and also are very profitable across the board for all of HIVE's Bitcoin operations.
  Similarly for Ethereum mining, the economics have remained strong after the London hardfork in early August. There was a lot of speculation that the new fee structure for miners (originally designed to lower transaction fees to make Ethereum an economical blockchain for end users) would have a negative impact on profitability. What has actually transpired is we have seen consistent mining economics in the 60 days following the London hard fork (approximately 6 to 11 cents per MH/s per day) that were in fact better than the preceding 60 day before the London hardfork (approximatey 6 to 8 cents per MH/s per day).  The Company believes the outlook for Ehtereum mining is positive, and will continue to be very profitable as there is increased volume and adoption of users on the Ethereum blockchain, as excessively high transaction fees are no longer (as seen in May 2021 which put mining revenues at 25 cents per MH/s per day, which were disproportionately high on a historical basis, and which the London hardfork was designed to prevent, as it made it prohibitively expensive for most users).  In fact, current Ethereum mining economics are substantially better than in late 2020, well before the London hard fork.
  Ongoing production and delivery delays continue to be experienced at some of the major mining equipment manufacturers, it is likely that network difficulty may rise significantly in the future if prices continue to increase, and the production and delivery delays are solved at the manufacturers and their latest generation of mining equipment is delivered to miners and put into production.  It is questionable if all of the equipment that has been announced will be able to be delivered as reported.  If Bitcoin price rises in step with the increase in Difficulty, Bitcoin mining market conditions would be preserved, otherwise the rise in Difficulty will negatively impact Bitcoin mining market conditions.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power:

September 1, 2020 - September 28, 2021

Source: bitinfocharts.com

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is constantly evolving. This applies as well to the emerging blockchain, distributed ledger, technology industry and the mining, use, sale and holding of tokens, or digital currencies, related to blockchain technology networks.

Operating in an emerging industry, the Company must constantly adapt to significant changes in regulatory, tax and industry rules and guidelines and obtains regulatory and tax advice from external global experts in this regard.  However, regulations and the rules, rates, interpretations, and practices related to taxes, including consumption taxes such as value added taxes (VAT), are also constantly changing.  For example, in 2019, in the second quarter of fiscal 2020, the Company recorded a provision for potential VAT in Switzerland related to historical periods.  However, subsequently, the Company obtained tax advice from major international tax lawyers and accountants that this amount was an overstatement and would not need to be paid and it was therefore reversed in the third quarter of fiscal 2020.

The Company's headquarters are in Vancouver, British Columbia, Canada and as such is subject to the jurisdiction of the laws of B.C. and Canada.  The Company intends to manage its data centres and trading operations from Bermuda, to simplify tax expectations and extend its eligible trading window for its cryptocurrencies, as Bermuda is under the Atlantic Standard Time zone.

However, the Company also has assets in a variety of other countries and is subject to changes in political conditions and regulations within these markets. Changes, if any, in policies or shifts in political attitude could adversely affect the Company's operations or profitability.

Operations may be affected in varying degrees by government regulations and decisions with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation, and expectations with respect to the rate of inflation, global or regional political or economic events.

On-going and future regulatory or tax changes, actions or decisions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

For example, governments may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company's common shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The Company believes the present attitude to blockchain technology, and the digital currency mining industry is increasingly favourable in many countries, but conditions may change. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income and other taxes, and environmental legislation.

GENESIS SETTLEMENT AGREEMENT

On June 28, 2019 the Company announced that they reached a settlement agreement with Genesis (the "Settlement Agreement") which positively resolved prior misunderstandings and disagreements.  As part of the settlement the Company assumed responsibility for the operation of the Sweden and Iceland data centres from Genesis.  As part of the agreement, for a period of three years, Genesis will be entitled to nominate one director to the HIVE board of directors provided it continues to hold no less than 10% of the Company's shares. To the best of the Company's knowledge, based on publicly available information on SEDI, Genesis remains a shareholder of HIVE, holding 8.43% on a non-diluted basis as at March 31, 2021, with 31,003,316 shares per public filings. Genesis is a provider of cryptocurrency mining hashpower services.

After the Settlement Agreement, the Company received invoices under the Master Services Agreement from Genesis which the Company is disputing on the basis, inter alia, that the Company believes Genesis is in breach of its obligations of general and preventative maintenance, monitoring, repair, in-warranty repair or replacement of defective equipment and components of the Company's equipment at the Iceland Facility.

Additionally, after the Settlement Agreement, the Company is disputing with Genesis the amounts owed to the Company under the Cloud Mining Agreement.

NORWAY ACQUISITION

In May 2018 the Company acquired Liv Eiendom AS ("Liv Eiendom") and Kolos Norway AS ("Kolos") for total consideration of $12.3 million.

The property was expected to provide access to low-cost power in a cold climate, sourced from green and renewable energy sources for future growth opportunities.  However, in early December 2018 the Norwegian Parliament approved a legislative bill that cryptocurrency miners will no longer be subject to tax relief on power consumption at the same rate as other power-intensive industries.

Under the Norway agreement, as of March 31, 2021, the Company did not have rights to the land itself, but instead had the right to develop the land until certain provisions are met.  These provisions include raising approximately $22 million (200 million Norwegian Krone) before March 2021 which if not done the local Ballangen municipality would have the right to take back the land.  As a result, the land rights have been impaired, and the land has been written down to $nil for accounting purposes.

On May 10, 2021, the Company sold its Norwegian subsidiary Kolos to the local community under a share purchase agreement.  Under the agreement the Company transferred all the shares to the municipality, along with a $200,000 payment.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

BLOCKBASE STRATEGIC PARTNERSHIP

In August 2019, the Company entered into a strategic partnership with Blockbase Group DWC-LLC ("Blockbase") to replace Genesis as the facility operator for the Company's flagship Sweden operation, with an open-ended term.  This transition was completed in November 2019.  Under the agreement Blockbase will provide all things necessary for the configuration, management, operation, security, maintenance and support for the Company's Sweden facility.  Blockbase's highly optimized software monitoring services are expected to enhance the efficiency of the Company's GPU mining operations while reducing costs.  Additionally, HIVE has entered into direct agreements with suppliers such as the local electricity providers, which are now providing full transparency of costs at the Company's Swedish operations.

On June 1, 2020, the Company extended its partnership with Blockbase to be the facility operator for the Company's Iceland operation.  HIVE will also work with Blockbase to undertake facility improvements and refurbish as necessary its mining rigs to improve mining efficiency

QUEBEC ACQUISITION

On April 8, 2020 the Company completed its acquisition of 9376-9974 Inc. ("9376") a dedicated cryptocurrency mining operation at a leased facility located in Lachute, Quebec from Cryptologic Corp. ("Cryptologic").

In consideration for 100% of the common shares of 9376, the Company paid total consideration of $3,738,809 consisting of:

(i) Issuance of 15,000,000 common shares on closing valued at a price of C$0.23 per common share for a total of $2,458,470 (C$3,450,000); and

(ii) Cash payment of $1,235,873 (C$1,734,315) and holdback of $44,466.

The allocation of the total purchase price to the net assets acquired is as follows:

Prepaid expenses	$719,699
Data Centre Equipment (Note 11)	2,322,077
Right of use asset (Note 16)	2,469,327
Intangible asset*	872,545
Accounts Payable	(175,512)
Lease liability	(2,469,327)
Net assets acquired	$3,738,809
Cash paid	1,235,873
Shares issued	2,458,470
Holdback payable	44,466
Total consideration	$3,738,809

*Intangible asset relates to favourable supply arrangements acquired as part of the business acquisition and is being amortized over the term of the existing facility lease.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

GPU ATLANTIC ACQUISITION

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic. In consideration for 100% of GPU Atlantic, the Company paid total consideration of 5,000,000 common shares on closing valued at a total of $18.7 million (C$23.7 million). 1,000,000 of the common shares were allocated to a holdback and to GPU One earn-out upon delivery of certain earn-out conditions.

GPU Atlantic has a 50-megawatt data centre campus located in New Brunswick, Canada.

Current assets	$671,709
Data centre equipment	12,898,994
Land	662,910
Buiding	4,576,290
Sales taxes refunds	75,780
Intangible assets	3,947,481
Goodwill	10,469,997
Accounts payable	(3,198,591)
Long-term debt	(11,410,351)
Net Assets Acquired	$18,694,219
Consideration paid	18,694,219
Total Consideration	$18,694,219

INVESTMENT IN DeFi

On April 21, 2021, the Company completed a share swap transaction with DeFi Technologies Inc. ("DeFi Technologies"), pursuant to which HIVE received 10,000,000 common shares of DeFi Technologies, in exchange for 4,000,000 common shares of the Company, valued at C$16.0 million.

CONVERTIBLE DEBENTURE

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global").  The Interim Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of CAD$3.00 per Share.  Interest will be payable monthly, and principal will be payable quarterly.  In addition, U.S. Global will be issued 5.0 million common share purchase warrants (the "Warrants"). Each whole Warrant will entitle U.S. Global to acquire one common at an exercise price of CAD$3.00 per Share for a period of three years from closing.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

AT-THE-MARKET EQUITY PROGRAM

On February 2, 2021, the Company entered into an equity distribution agreement ("Equity Distribution Agreement") with Canaccord Genuity Corp.  Under the Equity Distribution Agreement, the Company may, from time to time, sell up to US$100 million of common shares in the capital of the Company (the "ATM Equity Program").  The Company intends to use the net proceeds of the ATM Equity Program, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

For the quarter ended June 30, 2021, the Company issued 2,378,400 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$9,306,469 ($7,554,266).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.91.  Pursuant to the Equity Distribution Agreement, a cash commission of $226,627 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

Subsequent to the first quarter ended June 30, 2021 to the date of this report, the Company issued 4,980,600 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$19,161,593 ($15,234,265).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$457,030.  Pursuant to the Equity Distribution Agreement, a cash commission of $3.85 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

CONSOLIDATED RESULTS OF OPERATIONS

Below is an analysis of the Company's revenue and gross mining margin:

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Revenue from digital currency mining	$37,239,767	$33,420,171	$13,707,879	$12,989,592	$6,580,282

Operating and maintenance	(6,220,684)	(5,726,129)	(3,078,934)	(3,780,716)	(3,987,271)
Depreciation	(6,899,182)	(5,035,231)	(2,476,592)	(1,796,774)	(1,629,869)
	24,119,901	22,658,811	8,152,353	7,412,102	963,142

Gross mining margin	31,019,083	27,694,042	10,628,945	9,208,876	2,593,011
Gross mining margin % (1)	83%	83%	78%	71%	39%
Gross margin %	65%	68%	59%	57%	15%

Revaluation gain of digital currencies (2)	(3,426,017)	16,090,102	6,315,970	993,902	1,325,864
Gain on sale of digital currencies	4,106,057	3,841,993	1,679,213	1,729,821	747,466
Hosting revenue	1,742,906	410,704	393,518	191,800	-

Share based compensation	(2,322,426)	(534,193)	(209,726)	(514,438)	(395,989)
General expenses	(2,314,873)	(3,102,849)	(911,076)	(183,660)	(944,560)
Foreign exchange gain (loss)	528,868	(367,219)	1,746,573	(302,943)	217,525

Realized gain on investments	-	-	6,639	-	-
Unrealized (loss) gain on investments	(5,808,523)	645,383	148,967	-	-
Change in fair value of derivative liability	(885,612)	(857,702)	-	-	-
Gain (loss) on sale of subsidiary	3,171,275	(23,442,219)	-	-	-
Finance expense	(319,644)	(871,941)	(111,918)	(115,611)	(114,754)
Tax expense	-	(151,366)	-	-	-
Net income from continuing operations	18,591,912	$14,319,504	$17,210,513	$9,210,973	$1,798,694

EBITDA (1)	26,134,313	$20,378,042	$19,799,023	$11,123,358	$3,543,317
Adjusted EBITDA (1)	29,597,093	$29,122,054	$13,692,779	$10,643,894	$2,613,442

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

Revenue from Digital Currency Mining

For the three months ended June 30, 2021, revenue was $37.2 million, an increase of approximately 465% from the prior year. The increase was primarily due to an increase in cryptocurrency prices, the increased production of Bitcoin with the Quebec and Atlantic facility acquisition and the purchase of miners for that facility.

Gross Mining Margin and Gross Mining Margin %

For the three months ended June 30, 2021, HIVE's gross mining margin percentage was 83% against 39% for the prior year.

The Company's gross mining margin from digital currency mining is partially dependent on various external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, and the market price of the digital currencies at the time of mining.

The average monthly Ethereum market data from April 2021 to June 2021 was as follows:

	April	May	June	Average
Ethereum	2021	2021	2021	YTD F2022
Average price	$2,298	$3,141	$2,336	$2,597
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	24,047	23,012	15,813	20,980
Average daily hashrate	529,139	604,692	559,149	564,770

Sources: Coinmarketcap.com, Etherscan.io

The average monthly Ethereum market data from April 2020 to March 2021 was as follows:

	April	May	June	July	August	September
Ethereum	2020	2020	2020	2020	2020	2020
Average price	$172	$208	$236	$259	$402	$368
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	14,221	15,179	16,728	17,704	22,774	28,559
Average daily hashrate	176,715	181,900	185,854	191,035	208,026	244,137

	October	November	December	January	February	March	Average
Ethereum	2020	2020	2020	2021	2021	2021	F2021
Average price	$376	$486	$622	$1,203	$1,700	$1,737	$648
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	18,430	17,843	19,130	22,350	28,672	25,570	20,597
Average daily hashrate	261,013	271,021	286,378	327,932	392,202	447,510	264,477

Sources: Coinmarketcap.com, Glassnode.com, Etherscan.io

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

For your reference is an Ethereum price vs Ethereum miners' revenues in Ether block rewards and transaction fees vs network hash rate* chart for the 24-month period from July 2019 to June 2021:

Source: Glassnode.com

* Network Hash rate - The historical measure of the processing power of the Ethereum network.

The average monthly Bitcoin market data from April 2021 to June 2021 was as follows:

	April	May	June	Average
Bitcoin	2021	2021	2021	YTD F2022
Average price	$57,207	$46,443	$35,845	$46,498
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	994	978	776	916
Average daily difficulty (in millions)	23,317,563	23,162,908	20,408,893	22,282,732

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

The average monthly Bitcoin market data from April 2020 to March 2021 was as follows:

	April	May	June	July	August	September
Bitcoin	2020	2020	2020	2020	2020	2020
Average price	$7,224	$9,263	$9,489	$9,590	$11,652	$10,660
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	1,908	1,283	990	1,007	1,020	1,026
Average daily difficulty (in millions)	14,920,681	15,713,352	14,873,312	16,650,895	17,066,713	18,108,004

	October	November	December	January	February	March	Average
Bitcoin	2020	2020	2020	2021	2021	2021	F2021
Average price	$11,887	$16,646	$21,983	$34,762	$46,307	$54,998	$20,372
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	959	1,045	1,009	1,041	1,054	1,025	1,114
Average daily difficulty (in millions)	19,623,036	17,494,373	18,864,893	20,180,891	21,449,568	21,655,355	18,050,089

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

For your reference is a Bitcoin price vs Bitcoin miners' revenues (in Bitcoin block rewards and transaction fees) vs block difficulty* chart for the 24-month period from July 2019 to June 2021:

Source: Glassnode.com

* Block Difficulty - A relative measure of how difficult it is to find a new block. The difficulty is adjusted periodically as a function of how much hashing power has been deployed by the network of miners.

The block reward is how new bitcoin is "minted" or brought into the economy. These rewards, which started at 50 Bitcoin at inception of the network in 2009, halve every 210,000 blocks, with the halving that occurred on May 11, 2020 resulting in a reward of 6.25 Bitcoin per block vs 12.5 immediately prior to the halving.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

Total Assets

Total assets increased to $247.4 million as at June 30, 2021 from $178.3 million at March 31, 2021, primarily due to the increase in data centre equipment by $23.2 million, increase in digital currencies by $24.7 million, increase in long term deposits by $13.0 million, increase in intangible asset by $14.4 million, increase in investments by $7.7 million partially offset by decrease in cash and equivalents by $13.4 million.

The significant assets consisted of cash of $26.9 million, amounts receivable and prepaids of $8.9 million, investments of $8.6 million, digital currencies of $82.2 million, data centre equipment of $44.8 million, long term deposits of $58.6 million and right of use assets of $2.5 million.

Total Liabilities

Total liabilities increased to $52.7 million as at June 30, 2021 from $43.9 million as of March 31, 2021, primarily due to an additional mortgage balance of $10.9 million associated with the New Brunswick acquisition.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2021

During the three-month period ended June 30, 2021, the Company recorded net income before tax of $18.6 million (Q4 F2021 - $1.8 million).

Revenue:

  Revenue of $37.2 million from the mining of digital currencies, including 9,700 Ethereum and 225 Bitcoin; and
  Hosting revenue of $1.7 million earned from the hosting of ASIC miners for clients.

Operating expenses:

  Operating and maintenance costs were $6.2 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $6.9 million related to the Company's data centre equipment and right of use assets.

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $13.8 million during the three-month period ended June 30, 2021; the Company recognized a gain on sale of $4.1 million in relation to the sale of digital currencies with a cost base of $9.7 million.

Revaluation of digital currencies:

  The Company recorded a loss of $3.4 million related to the quarterly revaluation of its portfolio of digital currencies.

Other items:

  Share based compensation expense of $2.3 million in relation to the options and restricted share units vested in the period;
  Foreign exchange gain of $0.5 million; and
  Finance expense of $0.3 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2020

During the three-month period ended June 30, 2020, the Company recorded net income before tax of $1.8 million (Q1 F2020 - $5.6 million).

Revenue:

  Revenue of $6.6 million from the mining of digital currencies, including 25,572 Ethereum and 154 Bitcoin.

Operating expenses:

  Operating and maintenance costs were $4.0 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $1.6 million related to the Company's data centre equipment and right to use assets.

Gain on sale of digital currencies:

  The Company continued to sell digital currencies and received proceeds of $6.4 million during the three-month period ended June 30, 2020; the Company recognized a gain on sale of $747,466 in relation to the sale of digital currencies with a cost base of $5.7 million.

Revaluation of digital currencies:

  The Company recorded a gain of $1.3 million related to the quarterly revaluation of its portfolio of digital currencies.

General and administrative expenses:

  Management fees, salaries, and wages of $119,771 relating to head office and overseas management and director fees;
  Marketing fees and branding fees of $37,716 in relation to marketing programs carried out concurrent with the ongoing branding of the Company's business;
  Office and administration expenses of $715,284 relating to general corporate expenditures for the Company's offices in Vancouver, Bermuda and Zug; and
  Professional fees, advisory and consulting of $75,832 consisting of legal, auditing and tax fees indirectly related to the Company's current and future growth plans and consulting fees in relation to corporate development and strategy services.

Other items:

  Share based compensation expense of $395,989 in relation to the options and restricted share units vested in the period;
  Foreign exchange gain of $217,525; and
  Finance expense of $114,754.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company's financial information for the last eight quarters in accordance with IFRS:

	Q1 2022	Q4 2021	Q3 2021	Q2 2021
	$	$	$	$
Revenue	37,239,767	33,420,171	13,707,879	12,989,592
Net income	18,591,912	14,319,504	17,210,513	9,210,973
Basic and diluted income per share	0.05	0.04	0.05	0.03

				Restated
	Q1 2021	Q4 2020	Q3 2020	Q2 2020
	$	$	$	$
Revenue	6,580,282	5,251,311	5,003,944	10,626,000
Net income (loss)	1,798,694	921,201	3,388,016	(11,526,822)
Basic and diluted income (loss) per share	0.00	0.00	0.01	(0.04)

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning revenue from digital currency mining in mid-September 2017, however it has limited history and no assurances that historical performance will be indicative of future performance.  The Company is reliant on external financing to take advantage of growth opportunities and its ability to continue as a going concern is dependent on the Company's ability to efficiently mine and liquidate digital currencies.

As at June 30, 2021, the Company had a working capital balance of $117.0 million (March 31, 2021 - $97.7 million) and currently has sufficient cash to fund its current operating and administrative costs.

The net change in the Company's cash position as at June 30, 2021 as compared to March 31, 2021 was a decrease of $13.4 million as a result of the following cash flows:

  Cash provided by operating activities of $5.4 million;
  Cash used in investing activities of $25.2 million related to the purchase of mining equipment, and deposits on mining equipment; and
  Cash provided by financing activities of $6.3 million due share offerings and the exercise of stock options, offset by lease and debt payments.
OUTSTANDING SHARE DATA

At June 30, 2021 and at the date of this report, the following securities were outstanding:

Total Outstanding as of:	June 30, 2021	Date of this report:	Exercise price range:
Shares outstanding	379,610,359	384,803,513
Restricted Share Units	1,343,500	1,266,500
Stock options	14,249,773	14,113,619	C$0.27 - C$5.03
Warrants	6,250,000	6,250,000	C$1.24 - C$3.00

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

RECONCILIATIONS OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-IFRS measures in this document.  The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Gross Mining Margin:

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross mining margin to evaluate the Company's performance and ability to generate cash flows and service debt.  The Gross mining margin is defined as the revenue from the mining of digital currencies less direct cash costs, being operating and maintenance costs.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides illustration of the calculation of the gross mining margin for the last four quarters:

Calculation of Gross Mining Margin:	Q1 2022	Q4 2021	Q3 2021	Q2 2021

Revenue (1)	$37,239,767	$33,420,171	$13,707,879	$12,989,592
Less:
Operating and maintenance costs:	(6,220,684)	(5,726,129)	(3,078,934)	(3,780,716)
Gross Mining Margin	$31,019,083	$27,694,042	$10,628,945	$9,208,876

Gross Mining Margin %	83%	83%	78%	71%

(1) As presented on the statements of income (loss) and comprehensive income (loss).

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last four quarters:

Calculation of EBITDA & Adjusted EBITDA:	Q1 F2022	Q4 F2021	Q3 F2021	Q2 F2021	Q1 F2021
Net income	18,915,487	14,319,504	17,210,513	9,210,973	1,798,694
Add the impact of the following:
Finance expense	319,644	871,941	111,918	115,611	114,754
Depreciation	6,899,182	5,035,231	2,476,592	1,796,774	1,629,869
Tax expense	-	151,366	-	-	-
EBITDA	26,134,313	20,378,042	19,799,023	11,123,358	3,543,317
Revaluation of digital currencies	3,426,017	(16,090,102)	(6,315,970)	(993,902)	(1,325,864)
Revaluation of derivative liability	885,612	857,702	-	-	-
Loss (gain) on sale of subsidiary	(3,171,275)	23,442,219	-	-	-
Share-based compensation	2,322,426	534,193	209,726	514,438	395,989
Adjusted EBITDA	29,597,093	29,122,054	13,692,779	10,643,894	2,613,442

(1) As presented on the statements of income (loss) and comprehensive income (loss).

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at June 30, 2021, the Company had $41,149 (March 31, 2020 - $182,787) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the period ended June 30, 2021, key management compensation includes salaries and wages paid to key management personnel and directors of $140,547 (June 30, 2020 - $216,443) and share-based payments of $1,078,380 (June 30, 2020 - $371,602).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with IFRS.  Significant accounting policies are described in Note 5 of the Company's financial statements as at and for the year ended March 31, 2021.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.

The Company's significant judgements are detailed in Note 3 to the condensed interim consolidated financial statements for the period ended June 30, 2021, and include: functional currency, classification of digital currencies as current assets, asset acquisitions, and revenue from digital currency mining.

The Company's significant estimates are detailed in Note 4 to the condensed interim consolidated financial statements for the period ended June 30, 2021 and include: determination of asset fair values and allocation of purchase consideration, carrying value of assets, depreciation, deferred taxes, digital currency valuation and share-based compensation.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed, in varying degrees, to a variety of financial related risks.  The fair value of the Company's financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided in Note 22 to the condensed interim consolidated financial statements for the period ended June 30, 2021.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from quoted price from the exchanges which the Company most frequently uses, with no adjustment.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently consist of Ethereum, Ethereum Classic, and Bitcoin.  The table below shows the impact of the 25% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at June 30, 2021.

Impact of 25% variance in price
Ethereum	$15,765,331
Ethereum Classic	23,424
Bitcoin	4,758,195

RISKS AND UNCERTAINTIES

The Company faces several risks that are related to both the general cryptocurrency business as well as the Company's business model.  The risk factors described below summarize and supplement the risk factors contained in the Company's continuous disclosure filings, and this MD&A, all of which are available on SEDAR at www.sedar.com, and should be read in conjunction with the more detailed risk factors outlined therein.

The Company is at risk due to the volatility/momentum pricing of any underlying digital currency mined by the Company and held in inventory - wide fluctuations in price, speculation, negative media coverage (highlighting for example, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations.  The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company's costs of mining.  The Company is also at risk due to volatility in energy (electricity) pricing, a key factor in the Company's profitability of its mining operations, which is subject to, among other things, government regulation and natural occurrences which affect pricing.

The Company holds it digital currencies in cold storage solutions not connected to the internet.  The Company may not be able to liquidate its digital currency inventory at economic values, or at all.  Due to the infancy of the cryptocurrency industry, the Company may have restricted access to services available to more mainstream businesses (for example, banking services).  The general acceptance and use of digital currencies may never gain widespread or significant acceptance, which may materially adversely affect the value of the Company's digital currency inventory and long-term prospects of current operations.

An additional risk to the Company arises because of the potential shift from the use of a proof of work validation model by the Ethereum network to a proof of stake model.  The current proposal for Ethereum's shift to proof of stake has several unknown variables, including uncertainty over timing, execution and ultimate adoption; and there is not yet a definitive plan that is established and approved.  As a result of these uncertainties, the Company cannot estimate the impact of a potential change to proof of stake on operations but may see its competitive advantages decrease over time; this may have a material adverse effect on the Company.

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where due, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates.  Due to the newness of the industry, there exists the possibility that the tax treatment of digital currencies becomes less favourable, which could have a material adverse effect on the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

The Company may be required to sell its digital currency inventory in order to pay for its ongoing expenses (and in particular, expenses to maintain the Company's facilities), and such sales may not be available at economic values.

The Company has only been able to insure its mined digital currency for an amount of $1.0 million.  Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover.  The occurrence of an event that is not covered or fully covered by the Company's existing insurance may have a material adverse affect on the Company.  Additionally, while the Company takes measure to mitigate against losses of this nature, the Company's mined digital currency may be subject to loss, theft or restriction on access, including loss due to cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use or trade digital currencies or exchange digital currencies for fiat currency.  Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices which may have a material adverse affect on the Company.  The Company has liquidated a portion of coins, partially to mitigate against the aforementioned risk.

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries we operate, as described more fully under the heading "Industry subject to evolving regulatory and tax landscape" in the Outlook section above.  Any final decisions by tax or regulatory agencies with jurisdiction over the Company may have a material adverse impact on the Company's financial position and operations

The Company cautions that current global uncertainty with respect to the spread of the COVID-19 virus and its effect on the broader global economy may have a significant negative effect on the Company. In particular, as a result of the uncertainty surrounding the impact of COVID-19 on global supply chains, including increased shipping costs and delays in obtaining equipment from China, the Company faces risks that the Company's program to update and expand the Company's GPU equipment will not complete as currently anticipated, which may cause material adverse effects on the Company's operations and results. Further, while the precise impact of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE has undertaken a program to upgrade and expand its GPU equipment to maintain its Ethereum mining industry footprint. HIVE intended to complete this project by the end of 2020, however the negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges including increased shipping costs and obtaining equipment from China on a timely basis, which has led to delays of the project into calendar 2021. Additionally, the Company faces uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain "forward-looking information" within the meaning of Canadian securities legislation.  Forward-looking information is based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company's use and profitability of the Company's computing power; plans for an aggressive growth and scaling up strategies; the Company's strategic partnership with Blockbase, including expected enhancements of the efficiency of the Company's GPU mining operations and reduced cost thereon; the Company's strategy to rapidly acquire, develop and operate data centres and potential growth of the Company's computing capacity; the Company's program to upgrade and expand its GPU equipment to maintain its Ethereum mining industry footprint, including timing thereon; expected electrical and mining capacity; the Company's plans to upgrade and expand its GPU equipment; the Company's plans to manage its data centres and trading operations from Bermuda; the value of the Company's digital currency inventory; the business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations June 30, 2021 Expressed in US Dollars unless otherwise indicated

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.  In connection with the forward-looking information contained in this Management Discussion and Analysis, the Company has made assumptions about the expected delivery time for GPU equipment; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business.  The Company has also assumed that no significant events occur outside of the Company's normal course of business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains "financial outlook" in the form of gross mining margins, which are intended to provide additional information only and may not be an appropriate or accurate prediction of future performance and should not be used as such.  The gross mining margins disclosed in this Management Discussion and Analysis are based on the assumptions disclosed in this Management Discussion and Analysis, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the Risk Factors contained in this Management Discussion and Analysis, and the Risk Factors contained the Company's various filings on SEDAR (www.sedar.com).  Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof.  We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument ("NI") 52-109 (Certification of Disclosure in Issuer's Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited condensed interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com or the Company's website at www.hiveblockchain.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Company's securities and securities authorized for issuance under equity compensation plans, is also contained in the Company's most recent management information circular for the most recent annual meeting of Shareholders of the Company. In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following the Company's press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.